UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-54550
CUSIP NUMBER:  811066109

(Check One):  [_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  March 31, 2013

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SCRIPSAMERICA, INC.
Full Name of Registrant

Former Name if Applicable

77 McCullough Dive, Suite 7
Address of Principal Executive Office (Street and Number)

New Castle, Delaware 19720
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q.  The Form 10-Q will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Fox, Esq.	(207)	766-0944
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The majority of the Company’s sales revenue is generated from the sales of generic pharmaceutical prescription orders. For the three month period ended March 31, 2013, the Company generated net product sales of approximately $287,000 as compared to net product sales of approximately $997,000 for 2012, a decrease of approximately $710,000, or 71%.   The decline in sales versus the same three month period a year ago is mainly a result of the cutting back on McKesson sales and having to record sales from DLA net of costs.  The Company sales would have been approximately a $1.9 million higher if the sales for DLA were recorded at gross and were not recognized on the net basis for sales associated with the DLA contract with our Contract Packager.

Set forth below are the preliminary results of operations data for the registrant for the fiscal quarter ended March 31, 2013 and comparative data for the fiscal quarter ended March 31, 2012.
Product Sales: The following table sets forth selected statement of operations data as a percentage of gross sales for the three months period ended March 31, 2013 and 2012.

Products sold	2013	% of total	2012	% of total
Prescription drug products	$ 184,000	8%	$ 688,000	61%
Prescription drug products-contract packager	1,955,000	87%	-	-
OTC & non prescription products	117,000	5%	440,000	39%
Gross Sales	2,256,000	100%	1,128,000	100%
Discounts / charge backs	(150,000)	7%	(131,000)	12%
Adjustment for contract packager sales	(1,818,000)	81%	-
Net Sales	$ 288,000		$ 997,000

Gross Profit: Gross profit for the three month period ended March 31, 2013 was approximately negative $11,000, which was -4% of our net sales. This was a decline of approximately $180,000 from the same period in 2012 and was mainly due to the sales decline of approximately $710,000 from the same three month period a year ago.  The decline in sales was the result of product mix changes, low gross margins of 7% for sales to the DLA in first quarter and an increase in charge back costs of approximately $19,000. Also impacting our gross margin percentage was the royalty expenses included in cost of goods in the amount of $87,500 which we did not incur in 2012.

Operating Expenses

Selling, General and Administrative. For the three months period ended March 31, 2013, selling, general and administrative expenses (“S,G&A”) increased approximately $430,000 to approximately $629,000 as compared to approximately $199,000 for same three month period in 2012. The increases in S,G&A expenses are mainly a result of the following: (a) an increase in professional fees of approximately $110,000, consisting of legal, accounting and consulting fees incurred during the quarter; (b) the Company increased spending on investor relations, in the amount of approximately $143,000, of which $75,000 was non-cash payment by the issuance of the Company’s common stock;  (c) the Company expense of $200,000 from a deposit paid in 2011 relating future products which was deemed not refundable; and (d) all other items in S,G&A decreased  approximately $23,000 versus prior year.

Research and Development. The Company’s expenditures for research and development cost declined approximately $10,000, for the three month period ended March 31, 2013, compared to the same period in 2012. The decline in our research and development costs can mainly be attributed to the completion of our on-going research related to new product development during 2012.

Total Other Expenses. Other expenses for the three months period ended March 31, 2013 decreased approximately $11,000 to approximately $80,000 from approximately $91,000 in 2012. Other expenses consist of interest expense, amortization of debt discount, change in fair value of derivative liabilities and gain on extinguishment of debt.  Interest expense associated with our factoring fees for first quarter 2013 increased approximately $5,000. Interest expense associated with convertible notes payable for 2013 was approximately $27,000, which is a decrease of approximately $10,000 over the same period in 2012. In our first quarter of 2013 we incurred approximately $41,000 for amortization of debt discount whereas in the same three month period in 2012 the amortization of the debt discount was approximately $53,000, a decline of approximately $12,000.  The Company obtained a line of credit with a bank that carries a low interest rate. Interest expense associated our line of credit was approximately $800 for first quarter 2012 as compared to approximately $400 for the same period 2013. Interest cost associated with our purchase order financing was approximately $40,000 for the three months ended March 31, 2013 and $0 for the same period in 2012.  Interest cost associated with a term loan of $500,001 was approximately $10,000 for the first quarter of 2013 compared to $0 for the same period in 2012.  The loss on derivative liability was approximately $7,000 for the first quarter of 2013 compared to $0 for the same period in 2012.  With an extinguishment of debt from paying off a convertible note early we incurred a gain of approximately $51,000.

Income taxes (benefit). Total income taxes expense for the three month period ended March 31, 2013 was none as compared to a tax benefit of approximately $41,000 for the same period in 2012.  For the three months ended March 31, 2013 the Company incurred loss that are added to the current deferred tax benefit but since the likelihood of not being able to recover the deferred tax benefit an allowance of 100% of the tax benefit was applied for the first quarter 2013. In first quarter 2012 we recorded a tax benefit of approximately $41,000 and did not reserve an allowance for this deferred tax asset.

Net Income (Loss) Applicable to Common Shares. The Company recorded a net loss of approximately $720,000 for the three month period ended March 31, 2013, compared to a net loss of approximately $92,000 for the same period in 2012, an increase in our net loss of approximately $628,000 as compared to the same period in the prior year. This increase in net loss is mainly due to a significant reduction in our gross margin, as a result of product mix changes and the profit margin decline of approximately $180,000 in first quarter 2013 versus 2012.  Also contributing to the loss was an increase in our S,G&A expense of approximately $430,000, as described above. The income tax benefit decreased approximately $39,000 for the first quarter of 2013 as compared to same period in 2012, which was mainly due to fully reserving the deferred tax in 2013. Other expense declined approximately $11,000 for the three months ended March 31, 2013 as compared to the same period of 2012 as described above.   Research and development cost decline approximately $10,000 from the 2012 first quarter spending. The Company accrued a preferred stock dividend of $20,860 and $20,860 for the three month period ended March 31 2013 and 2012, respectively, resulting in a loss of income available to common shareholders of $740,992 and $113,115 for the three month period ended March 31, 2013 and 2012, respectively. Basic and diluted loss per common share were $0.01 and $0.00 for the three month period ended March 31, 2013, and 2012, respectively.

ScripsAmerica, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SCRIPSAMERICA, INC.

Date: May 15, 2013	By:	/s/ Robert Schneiderman
Robert Schneiderman
Chief Executive Officer